===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from to

                         COMMISSION FILE NUMBER: 1-9047

                           A. FULL TITLE OF THE PLAN:

                 The Rockland Trust Company Employee Savings and
                          Profit Sharing Plan and Trust

             B. Name of the issuer of the securities held pursuant
                               To the Plan and the
                        Address of its principal office:

                             INDEPENDENT BANK CORP.
                                288 Union Street
                          Rockland, Massachusetts 02370

                            As filed on June 28, 2002


===============================================================================

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST


                                TABLE OF CONTENTS


                                                                                                                   PAGE

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                                      2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001                        3

Notes to Financial Statements                                                                                     4 - 8

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                   9 - 10

                          INDEPENDENT AUDITORS' REPORT


The 401(k) Committee of
The Rockland Trust Company
Employee Savings and Profit Sharing Plan and Trust:


We have audited the accompanying statement of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The statement of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 2000 was audited by other auditors, whose report dated May 10, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Boston, Massachusetts
June 27, 2002

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                                          2001                  2000
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value (note 3):
        Collective investment trusts                                            $        4,955,093             4,369,054
        Personal access fund                                                               131,025                51,207
        Common stock                                                                     5,707,525             3,416,018
        Mutual funds:
           Bonds                                                                           381,486               184,114
           Equity                                                                        9,967,022            11,336,325
        Participant loans                                                                  601,552               579,678
                                                                                   -------------------   -------------------
                                                                                        21,743,703            19,936,396

     Cash                                                                                   13,816                13,802
                                                                                   -------------------   -------------------

                 Total assets                                                           21,757,519            19,950,198
                                                                                   -------------------   -------------------

                 Net assets available for benefits                              $       21,757,519            19,950,198
                                                                                   ===================   ===================


See accompanying notes to financial statements.

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
     Additions to net assets attributed to:
        Investment (loss) income:
           Net depreciation in fair value of instruments (note 3)                                      $        (211,942)
           Interest and dividends                                                                                437,221
                                                                                                          ------------------

                                                                                                                 225,279

        Contributions:
           Participant                                                                                         1,695,672
           Employer                                                                                              528,586
                                                                                                          ------------------

                                                                                                               2,224,258

        Transfer in                                                                                               42,313
                                                                                                          ------------------

                 Total additions                                                                               2,491,850

Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                                                            684,529
                                                                                                          ------------------
                                                                                                                 684,529
                 Total deductions
                                                                                                          ------------------

                 Net increase                                                                                  1,807,321

Net assets available for benefits:
     Beginning of year                                                                                        19,950,198
                                                                                                          ------------------

     End of year                                                                                       $      21,757,519
                                                                                                          ==================


See accompanying notes to financial statements.

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    DESCRIPTION OF THE PLAN

       The following description of the Rockland Trust Company (Company) Employee Savings and Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              The Plan was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. Other subsequent amendments have also been made to the Plan. The Plan covers employees of the Company who meet specified eligibility requirements. Scudder Investments is the custodian and trustee of the Plan. A new plan document was also adopted effective August 1, 1999.

       (B)    ELIGIBILITY

              An employee becomes a participant in the Plan upon completion of one year of service (1,000 or more hours of service during the plan year). In order to share in the Company's contribution to the Plan for any year, a participant must:

              1.    Have worked 1,000 or more hours during the year.

              2. Be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company's contribution.

       (C)    CONTRIBUTIONS

              Each year, employees who participate in the Plan may contribute up to 15% of their salary (6% as a basic elective deferral and 9% as a supplementary elective deferral), on a pretax basis, and up to an additional 10% of their salary on an after-tax basis. The Company matches pre-tax contributions equal to 50% of a participant's basic elective deferral. The Company may also make discretionary profit sharing contributions. No such discretionary contributions were made in 2001.

       (D)    BENEFITS AND VESTING

              Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.

              Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account. The form of payment is a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount.


                                                                     (Continued)

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (E)    PARTICIPANT'S ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and
              (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (F)    INVESTMENT OPTIONS

              Participants are offered 12 investment portfolios into which they can direct their contributions.

              Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

                    SCUDDER STABLE VALUE FUND

                    This fund seeks to provide principal stability, a competitive yield and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.

                    SCUDDER STOCK INDEX FUND

                    This fund seeks to match the total return of the Standard & Poor's (S&P) 500 Stock Index. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S. stock market.

                    PERSONAL ACCESS FUND

                    This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.

                    SCUDDER INCOME FUND

                    This mutual fund seeks high current income by investing primarily in high-grade corporate bonds.

                    SCUDDER BALANCED FUND

                    This mutual fund seeks a balance of growth and current income as well as long-term preservation of capital through a diversified portfolio of stocks of larger, seasoned companies.

                    SCUDDER LARGE COMPANY GROWTH FUND

                    This mutual fund seeks to provide long-term growth of capital through investing primarily in the equity securities of seasoned, financially strong U.S. companies.


                                                                     (Continued)

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                    SCUDDER LARGE COMPANY VALUE FUND

                    This mutual fund seeks to maximize long-term growth of capital by investing primarily in common stocks.

                    JANUS MERCURY FUND

                    This mutual fund seeks long-term growth of capital primarily through investments in the common stock of issuers of any size, which may include well established issuers and/or smaller emerging-growth companies.

                    JANUS OVERSEAS FUND

                    This mutual fund seeks long-term growth of capital by investing primarily in the common stocks of companies outside the United States of America.

                    JANUS TWENTY FUND

                    This mutual fund seeks long-term growth of capital, primarily through investments in a core position of 20-30 common stocks of U.S. and foreign issuers of any size.

                    SCUDDER VALUE FUND

                    This mutual fund seeks long-term growth of capital by investing primarily in common stocks of medium to large U.S. companies that are considered "undervalued."

                    INDEPENDENT BANK CORP. STOCK

                    This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.

       (G)    LOANS TO PARTICIPANTS

              Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of the participants' account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75% to 9.00%, as determined by the plan administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence must be repaid within 30 years.

       (H)    PRIORITIES OF THE PLAN UPON TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, portfolio losses or profits, and reallocations to the date of liquidation. Each participating employee,


                                                                     (Continued)

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


              retired participating employee, and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee's account as of the date of liquidation.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING

              The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.

       (B)    EXPENSES

              The Company pays all expenses of the Plan at the option of the Company.

       (C)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (D)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend rate.

              The variety of investment options are exposed to various risks, such as interest rate risk, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       (E)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. The impact of SFAS No. 133 on the Plan financial statements was not material at January 1, 2001.


                                                                     (Continued)

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(3)    INVESTMENTS

       The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan's net assets as of plan years ended December 31, 2001 and 2000:


                             DESCRIPTION OF INVESTMENT                                           FAIR VALUE
       -----------------------------------------------------------------------   -------------------------------------------
                                                                                          2001                   2000
                                                                                 --------------------   --------------------

       Independent Bank Corp. Stock, 265,590 and 277,469                      $         5,707,525             3,416,018
           shares, respectively
       Scudder Balanced Fund, 240,268 and 231,836                                       4,199,888             4,462,853
           shares, respectively
       Scudder Stock Index Fund, 91,356 and 84,408                                      2,988,248             3,141,655
           shares, respectively
       Scudder Large Company Growth Fund, 93,378 and 85,053                             2,391,409             2,816,116
           shares, respectively
       Scudder Stable Value Fund, 1,966,845 and 1,227,399                               1,966,845             1,227,399
           shares, respectively
       Janus Mercury Fund, 88,414 and 80,091 shares, respectively                       1,838,131             2,376,312

       During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $211,942 as follows:


       Collective investment trusts                                                                   $        (389,423)
       Mutual funds - Bonds                                                                                      (3,163)
       Mutual funds - Equity                                                                                 (2,300,445)
       Common stock                                                                                           2,481,089
                                                                                                         -------------------

                     Total depreciation, net                                                          $        (211,942)
                                                                                                         ===================

(4)    RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of common stock of Independent Bank Corp. and collective investment trusts and mutual funds managed by Scudder Investments. Independent Bank Corp. is the parent company of the Company, and Scudder Investments is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

(5)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated March 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                                                                     (Continued)

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                  Plan No: 002

                                E.I.N: 04-1782600
                                December 31, 2001

                            ISSUER AND DESCRIPTION                                    SHARES/UNITS         CURRENT VALUE
--------------------------------------------------------------------------------   -------------------   -------------------
Collective Investment Trusts:
   * Scudder Stable Value Fund                                                           1,966,845    $        1,966,845
   * Scudder Stock Index Fund                                                               91,356             2,988,248
                                                                                                         -------------------
                                                                                                               4,955,093

Personal Access Fund:
     Cash and cash equivalents:
        SSGA Money Market Fund, 6.28%                                                       34,346                34,346

     Common stock:
        AOL Time Warner                                                                        100                 3,210
        Allstate Corp                                                                          100                 3,370
        Applied Materials Inc                                                                   60                 2,406
        Bristol Meyers Squibb                                                                   50                 2,550
        Broadvision Inc                                                                         50                   137
        CVS Corp Del                                                                           120                 3,552
        Disney Walt Co Del                                                                      30                   621
        Dominion Resources Inc                                                                  50                 3,005
        Exodus Communications Inc                                                               50                   --
        Fleetboston Finl Corp                                                                   75                 2,737
        Ford Mtr Co Del Com                                                                    150                 2,358
        Fortune Brands Inc                                                                      70                 2,771
        Home Depot Inc                                                                           5                   255
        Kimberly Clark Corp                                                                     50                 2,990
        Kroger Corp                                                                            200                 4,174
        McDonalds Corp                                                                         100                 2,647
        Merck & Co Inc                                                                          50                 2,940
        Microsoft Corp                                                                          10                   663
        Mirant Corp                                                                            100                 1,602
        Pfizer Inc                                                                              50                 1,993
        Phillips Petroleum Corp                                                                 50                 3,013
        SBC Communications                                                                      70                 2,742
        State Street Corp                                                                       10                   523

                           THE ROCKLAND TRUST COMPANY
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                  Plan No: 002

                                E.I.N: 04-1782600
                                December 31, 2001

                            ISSUER AND DESCRIPTION                                    SHARES/UNITS         CURRENT VALUE
--------------------------------------------------------------------------------   -------------------   -------------------
        Sun Microsystems Inc                                                                 2,000                24,601
        Texas Instruments Inc                                                                    5                   140
        Verizon Communications                                                                  10                   475
        Wal Mart Stores Inc                                                                     25                 1,439
        Worldcom Inc                                                                           180                 2,286
        Zimmer Hldgs Inc                                                                         5                   149
        Check Point Software Tech Ltd                                                           15                   598

     Mutual funds:
        Berger Mid Cap Value                                                                      937             15,900
        Gabelli Growth Shares Ben Int                                                              22                624
        Janus Orion Fund                                                                           35                208
                                                                                                         -------------------
                                                                                                                 131,025

Common stocks:
     Independent Bank Corp. Stock Fund:
      * Independent Bank Corp. Mass.                                                          265,590          5,707,525

Mutual funds - Bonds:
   * Scudder Income Fund                                                                       30,470            381,486

Mutual funds - Equity:
   * Scudder Balanced Fund                                                                    240,268 $        4,199,888
   * Scudder Large Company Growth Fund                                                         93,378          2,391,409
   * Scudder Large Company Value Fund                                                           8,728            195,340
     Janus Mercury Fund                                                                        88,414          1,838,131
     Janus Overseas Fund                                                                       36,961            750,300
     Janus Twenty Fund                                                                         15,391            591,954
                                                                                                         -------------------
                                                                                                               9,967,022

*Participants loans, interest rates from 4.75% to 9.00%                                             0            601,552
                                                                                                         -------------------

                 Total investments held at December 31, 2001                                          $       21,743,703
                                                                                                         ===================


   * Represents a party-in-interest to the Plan.


See accompanying independent auditors' report.